EXHIBIT 11
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common share equivalents for the years ended December 31, 2002, 2001 and 2000:

	Years Ended December 31,

	2002	2001	2000

Net income	$71,708,006	$69,505,569	$66,820,863

Weighted average number of common share outstanding	78,804,265	78,316,112	78,336,204

Net income per common share - Basic	$0.91	$0.89	$0.85

	Years Ended December 31,

	2002	2001	2000

Net income	$71,708,006	$69,505,569	$66,820,863

Weighted average number of common share outstanding	78,804,265	78,316,112	78,336,204

Common share equivalents resulting from: Dilutive stock options	742,523	647,170	478,100

Adjusted weighted average number of common and common equivalent shares outstanding	79,546,788	78,963,282	78,814,304

Net income per common share - Diluted	$0.90	$0.88	$0.85